SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA reports its intention to acquire shares representing approximating 3.77% of the BBVA Bancomer`s stock

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act, hereby announces the following

SIGNIFICANT EVENT

BBVA reports its intention to acquire shares representing approximately 3.77% of the BBVA Bancomer stock from the group of shareholders that signed the merger agreement leading to the creation of the Mexican financial institution in 2000.

This group of investors announced their intention to exercise their put option over this percentage of the BBVA Bancomer’s capital. The option was granted them by BBVA under the main merger agreement and its ancillary documents.

According to the terms of these agreements, once the legal procedures had been satisfied and the necessary documents granted, BBVA would buy around 350 million shares of BBVA Bancomer at a price of 8.9983 Mexican pesos per share -the mean from the closing prices over the last 60 trading sessions prior to the date of notification-. This would mean an investment of approximately 246 million euros and would give BBVA a holding of 59.42% of BBVA Bancomer’s capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Date: October, 2nd 2003	By:	/s/ JAVIER MALAGON NAVAS
		Name:	Javier Malagon Navas
		Title:	Authorized Representative of BancoBilbao Vizcaya Argentaria, S.A.